The Board of Directors
LS Capital Corporation

We consent to the incorporation by reference in the registration statement (no. 333-31963) on Form S-8 of LS Capital Corporation of our report dated October 6, 1995, relating to the consolidated statements of income, stockholders' equity and cash flows for the year ended June 30, 1995, and related schedule, which report appears in the June 30, 1997 annual report on Form 10-K of LS Capital Corporation. Our report dated October 5, 1995 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                        KPMG PEAT MARWICK LLP

New Orleans, Louisiana
October 10, 1997